                                                                   Exhibit 23.1

                      CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Bigmar, Inc.


We consent to the use of our report incorporated herein by reference and to the reference of our firm under the heading "Experts" in the Prospectus and Registration Statement on Form S-3, as amended. Our report dated March 5, 1999 contains an explanatory paragraph that states the Company has suffered recurring losses from operations, and anticipates it will require additional financing in order to fund its operations during 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    /s/ KPMG LLP


Columbus, Ohio
January 26, 2000